                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO


                             TENDER OFFER STATEMENT

                      UNDER SECTION 14(d)(1) OR 13(e)(1) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           B.V.R. SYSTEMS (1998) LTD.
                       (Name of Subject Company (Issuer))

                               CHUN HOLDINGS LTD.
                                   AVIV TZIDON
                        AERNOAUTICS DEFENSE SYSTEMS LTD.
                            ITS TECHNOLOGIES PTE LTD.
                       (Name of Filing Persons (Offerors))

                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
                         (Title of Class of Securities)

                                    M20512105
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Orly Tsioni, Adv
                                Yigal Arnon & Co.
                                1 Azrieli Center
                              Tel Aviv 67021 Israel
                               011-972-3 608-7842

                                 With a Copy to:

                            Andris J. Vizbaras, Esq.
                            Carter, Ledyard & Milburn
                                  2 Wall Street
                            New York, New York 10005
                                  212-732-3200
          (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

   As filed with the Securities and Exchange Commission on November 21, 2003.



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                           CALCULATION OF FILING FEE*

       Transaction Valuation                            Amount of Filing Fee
             $1,918,957                                         $384

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 10,660,874 ordinary shares, NIS 1.0 par value (the "Ordinary Shares"), of B.V.R. Systems (1998) Ltd. at a price of $0.18 per Ordinary Share in cash. Such number of Ordinary Shares represents the issued share capital of B.V.R. Systems as of November 18, 2003, and does not include vested options, all of which have exercise prices which are greater than the offer price. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11 (A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:....................................     NOT APPLICABLE.
Form or Registration No.:..................................     NOT APPLICABLE.
Filing Party:..............................................     NOT APPLICABLE.
Date Filed:................................................     NOT APPLICABLE.

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] THIRD PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ] GOING PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2003

                                            CHUN HOLDINGS LTD.


                                            By: /s/ Aviv Tzidon
                                                ----------------------------
                                            Name: Aviv Tzidon
                                            Title: Director


                                            AVIV TZIDON,

                                            By: /s/ Aviv Tzidon
                                                ----------------------------
                                            Name: Aviv Tzidon
                                            Title:


                                            AERONAUTICS DEFENSE SYSTEMS LTD.,

                                            By: /s/ Avi Leumi
                                                ----------------------------
                                            Name: Avi Leumi
                                            Title: Chief Executive Officer


                                            ITS TECHNOLOGIES PTE LTD.

                                            By: /s/ Seah Moon Ming
                                                ----------------------------
                                            Name: Seah Moon Ming
                                            Title: Chairman

     This Tender Offer Statement on Schedule TO relates to the offer by CHUN Holdings Ltd., a corporation organized under the laws of the Israel (the "Purchaser"), to purchase all of the outstanding ordinary shares, par value NIS
1.0 per share (each an "Ordinary Share"), of B.V.R. Systems (1998) Ltd., a corporation organized under the laws of the State of Israel (the "Company"), at $0.18 per Ordinary Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (the "Letter of Transmittal").

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to Items 1 through 11 and Item 13 of Schedule TO.

Item 12. Materials to be Filed as Exhibits.

(a)(1)   Offer to Purchase dated November 21, 2003

(a)(2)   Letter of Transmittal.

(a)(3)   Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)   Form of Opposition Notice

(a)(8)   Form of Summary Advertisement

(b)      None.

(d)(1)   Letter Agreement Dated October 30, 2003 between the Offeror and the
Company

(d)(2) Irrevocable Letter of Instructions Dated October 30, 2003 Regarding Purchase Consideration Trust Account

(d)(3) Irrevocable Letter of Instructions Dated October 30, 2003 Regarding Loan Trust Account

(g)      None

(h)      None.


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                                INDEX TO EXHIBITS


EXHIBIT NO.    DESCRIPTION                                           PAGE NUMBER

(a)(1)         Offer to Purchase dated November 21, 2003

(a)(2)         Letter of Transmittal

(a)(3)         Notice of Guaranteed Delivery

(a)(4)         Letter to Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees
(a)(5)         Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and
               Other Nominees

(a)(6)         Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9

(a)(7)         Form of Opposition Notice

(a)(8)         Form of Summary Advertisement

(b)            None.

(d)(1) Letter Agreement Dated October 30, 2003 between the Offeror and the Company

(d)(2)         Irrevocable Letter of Instructions Dated
               October 30, 2003 Regarding Purchase
               Consideration Trust Account

(d)(3)         Irrevocable Letter of Instructions Dated
               October 30, 2003 Regarding Loan Trust Account

(g)            None.

(h)            None.